Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-3 No. 333-287375) and related Prospectus of FTAI Infrastructure Inc. for the registration of up to 22,237,370 shares of its common stock and to the incorporation by reference therein of our reports dated March 13, 2025, with respect to the consolidated and combined consolidated financial statements of FTAI Infrastructure Inc. and the effectiveness of internal control over financial reporting of FTAI Infrastructure Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
May 23, 2025